

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 5, 2010

By U.S. Mail and Facsimile to: (202) 362-2902

Edward J. Geletka
President and Chief Executive Officer
Colonial Financial Services, Inc.
2745 S. Delsea Drive
Vineland, New Jersey 08360

> **Re: Colonial Financial Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 28, 2010**
> **File No. 333-165532**

Dear Mr. Geletka:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Prior to the effectiveness of this registration statement, please provide us with a copy of a letter or a call from FINRA indicating that FINRA has finished its review and has no additional concerns regarding the selling agent arrangements in this offering.

2. We note numerous spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific

information that you are permitted to omit.

Provision for Loan Losses, page 64

3.   We note your response to comment 15 in our letter dated April 15, 2010. In particular, we note your revised disclosure that you originate commercial real estate loans that you believe to be of "greater credit quality" but that may provide lower yields. Please revise to clarify what you mean by "greater credit quality."

Management, page 112

Board Independence, page 113

4.   It appears that the last sentence of this section regarding Mr. McCaffrey is incomplete. Please revise or advise.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Edward A. Quint, Esq.
        Eric Luse, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        (By facsimile)